News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 27, 2026

Seabridge Gold Awarded Resource and Mining Excellence Award

by Smithers District Chamber of Commerce

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") announced today that it has been awarded the Resource and Mining Excellence Award at the 2026 Community and Business Awards in Smithers, British Columbia (BC). This award recognizes a business, organization, or individual that has made a significant contribution to the resource and mining sector in the Bulkley Valley through innovation, sustainability, and leadership. Nominees must demonstrate responsible resource management, excellence in operations and safety, and a strong commitment to environmental stewardship. Additionally, the award recognizes contributions to the local economy through job creation, community partnerships, and initiatives that support long-term sustainability and industry growth,

Seabridge Chair and CEO Rudi Fronk commented: "We are proud to receive this recognition from the Smithers business community, which reflects the dedication of our team to responsibly advancing the KSM Project. Through exploration, engineering, environmental assessment and permitting, we have focused on designing a project that delivers meaningful economic benefits that serves as an economic anchor for Northwest BC and Canada, while maintaining high standards of environmental and social responsibility. KSM's scale, long-term economic potential and recent designation as a provincial priority project reinforce its importance to regional communities and to Canada's role as a supplier of critical minerals to the world."

The KSM Project is one of the world's largest undeveloped copper and gold projects held by a publicly traded company. To date, KSM has invested over $1.2 billion in responsibly advancing the project, highlighting our commitment to local community development.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com